EXHIBIT 99.1

Statement explaining how earnings per share information was calculated in this annual report

The calculation of the earnings per share attributable to the equity holders of the Company for the years ended December 31, 2006, 2005 and 2004 is based on the profit attributable to the equity holders of the Company for the year of RMB2,372,985,000, RMB2,881,461,000 and RMB3,154,317,000 and on the weighted average number of 4,918,400,000 shares, 4,918,400,000 shares and 4,743,606,557 shares in issue, respectively, during the years.

The weighted average number of ordinary shares for the purpose of calculating basic earnings per share for all the period presented has been adjusted for the bonus issue of the Company on July 27, 2005.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS, being equivalent to 50 shares, which has been adjusted for the bonus issue of the Company on July 27, 2005.

No diluted earning per share has been presented as there are no dilutive potential shares in issue during the years ended December 31, 2006, 2005 and 2004.